SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                (Amendment No. 10)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  With a copy to:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corpora-tion, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware cor-poration ("Parent"), to purchase (i) 61,145,475 shares of Com-mon Stock, no par value (the "Common Stock"), of ITT Corpora-tion, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the num-ber of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until val-idly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
         THE BIDDER.

         ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-SHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         ITEM 10.  ADDITIONAL INFORMATION.

                   On March 21, 1997, Parent and the Purchaser filed a definitive proxy statement (the "Definitive Proxy Statement") with the Commission in connection with the solicitation of proxies from the stockholders of the Company with respect to the Company's 1997 annual meeting of stockholders. A copy of the Definitive Proxy Statement is filed herewith as Exhibit
         (g)(15) and is incorporated herein by reference.

                   The introductory clause of the first full paragraph of Section 14 ("Certain Conditions of the Offer") of the Offer to Purchase is hereby amended to read as follows:

                   Notwithstanding any other provisions of the Offer,
              and in addition to (and not in limitation of) the







              Purchaser's rights to extend and amend the Offer at any time, in its sole discretion, the Purchaser shall not be required to accept for payment or, subject to any ap-plicable rules and regulations of the Commission, includ-ing Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if (i) at or prior to the Expiration Date, any one or more of the Minimum Condition, the Rights Condition, the Control Share Condition, the Business Combination Con-dition and the Gaming Condition has not been satisfied, or
              (ii) at any time on or after January 27, 1997 and prior to the Expiration Date (or, with respect to any action or proceeding by any government or governmental authority or agency, domestic or foreign, in the case of subparagraph
              (a) below, at any time on or after January 27, 1997 and prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for pay-ment pursuant to the Offer)), any of the following events shall occur or shall be determined by the Purchaser to have occurred:


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (g)(15)   Definitive Proxy Statement dated March 21, 1997.























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                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  March 21, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer








































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  March 21, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldberg
                                       Name:   Arthur M. Goldberg
                                       Title:  President









































                                  EXHIBIT INDEX

         Exhibit             Description

         (g)(15)   Definitive Proxy Statement dated March 21, 1997.